news release

ArcelorMittal formally commences iron ore production in Liberia
Important milestone in Liberia’s economic recovery achieved

Monrovia, Liberia, 27 September 2011 – ArcelorMittal, the world’s largest steel and mining company, today commenced commercial iron ore production from its mining operations in Liberia.  A launch event was held in Buchanan which was attended by Her Excellency President Ellen Johnson Sirleaf, Minister of Lands, Mines and Energy, Mr. Roosevelt G. Jayjay, Chairman and CEO of ArcelorMittal, Mr. Lakshmi N. Mittal, as well as ArcelorMittal’s senior management team.

The launch of commercial mining operations represents an important milestone in the recovery of Liberia’s economy, which was devastated by 14 years of civil war.  ArcelorMittal first entered this market in 2005, realising the potential of the country’s rich mineral resources to facilitate repair of the country’s industrial and social infrastructure.

Working in partnership with the Liberian government and civil society, ArcelorMittal has demonstrated how the needs of industry can be reconciled with those of a developing economy, delivering mutual benefit to all stakeholders. From the outset, the company has focused on creating a sustainable operation that can ultimately be run by Liberian nationals, ensuring maximum employment opportunities for local citizens.

“It gives me great pleasure to announce the formal launch of our mining operations in Liberia,” comments Lakshmi N. Mittal.  “Quite apart from the significant impact this will have on the local economy, I’m also proud that our approach to this exciting new market represents best practice in terms of responsible business.”

Developing a sustainable mining operation in Liberia has necessitated finding solutions to a number of challenges. To date, ArcelorMittal invested 800 million USD in repairing roads and infrastructure, whilst also supporting the need for education and healthcare amongst the local population, through projects including the reconstruction of a 240 km railway, port, hospital and school facilities – developments that will serve local communities as well as enabling the iron ore mining operation to operate efficiently.  By 2012, ArcelorMittal aims to ship four million tonnes of iron ore from Liberia each year. A first test shipment successfully took place last week.

Another key element of the company’s investment in Liberia was the launch, in January 2010, of the Corporate Responsibility (CR) Forum.  Created in partnership with the German international development body Deutsche Gesellschaft Fur Internationale Zusammenarbeit (GIZ), the role of the CR Forum is to promote effective corporate citizenship and good business practice amongst both domestic Liberian companies and other multinationals planning to invest in the country.  The creation of this body, which is also chaired by ArcelorMittal, has received credit from campaign groups including the UK-based corporate watchdog Global Witness, underlining the credibility and transparency of the company’s strategy.

As part of its wider commitment to minimising the industry’s environmental impact, ArcelorMittal also commissioned a team of local and international experts and NGOs to conduct a full biodiversity study in Liberia’s Nimba mountain range.  It has been the most comprehensive environmental study ever undertaken in Liberia, ensuring that iron ore mining operations do not come at an unacceptable cost to the local ecosystem.

ArcelorMittal also became a member of Multi-Stakeholders Steering Group of the Liberia Extractive Industries Transparency Initiative (EITI) in 2009, having supported this initiative since 2007.

Attending the launch ceremony for ArcelorMittal’s mining operation, President Ellen Johnson Sirleaf commented:  “ArcelorMittal was one of the first major companies to enter Liberia after decades of instability. Their coming – for which Liberians will always be grateful – signalled a major vote of confidence by investors in the leadership and future of our country.  ArcelorMittal honored its 2006 commitment to launch mining operations by the third quarter of 2011. This is a promise the company has kept, despite the global financial crisis that threatened to bring the project to a halt. ArcelorMittal's work has improved the lives of many Liberians today and for many years to come. We welcome this excellent partnership. We look forward to an even brighter and prosperous future for ArcelorMittal and for Liberia.”

For further information on our operations in Liberia and live updates please visit:

http://allafrica.com/infocenter/ArcelorMittal/

For high resolution images of our Liberia operations please visit:
http://www.arcelormittal.com/index.php?lang=en&page=400